Exhibit 12.1
3/31/2010

GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2008
and the year to date December 31, 2009

						Twelve
						Months
						Ended
Year ended December 31,						December 31,
	2004	2005	2006	2007	2008	2009
----------------------------------------Thousands of Dollars-----------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$108,135	$120,951	$124,582	$135,082	$158,651	$170,461
Interest expense, net of amounts capitalized	34,925	40,317	44,134	44,680	43,098	38,358
Distributions on mandatorily redeemable preferred securities	1,113	0	0	0	0	0
AFUDC - Debt funds	819	515	160	1,048	3,973	9,489
Earnings as defined	$144,992	$161,783	$168,876	$180,810	$205,722	$218,308

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$27,693	$29,718	$28,863	$36,351	$41,174	$42,166
Interest on affiliated loans	3,529	5,018	6,887	4,510	739	80
Interest on interim obligations	241	1,472	3,713	169	513	701
Amort of debt disc, premium and expense, net	3,050	2,963	2,894	2,837	2,755	2,890
Other interest charges	1,231	1,661	1,937	1,861	1,890	2,010
Distributions on mandatorily redeemable preferred securities	1,113	0	0	0	0	0
Fixed charges as defined	$36,857	$40,832	$44,294	$45,728	$47,071	$47,847

RATIO OF EARNINGS TO FIXED CHARGES	3.93	3.96	3.81	3.95	4.37	4.56